Whitney Holding Corporation
228 St. Charles Avenue, Suite 626, New Orleans, LA   70130
(504) 586-3596       Fax: (504) 619-4155       Email: jschwertz@whitneybank.com
Joseph S. Schwertz, Jr.
Senior Vice President
and Corporate Secretary
January 24, 2007
Via Facsimile and EDGAR Filing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. William Friar Mr. David S. Lyon

Re:	Whitney Holding Corporation Registration Statement on Form S-4 File No. 333-138997
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Whitney Holding Corporation (the “Company”) hereby requests the U.S. Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective under the Act, at 2:00 p.m., Washington, D.C. time, on January 26, 2007 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.
     In connection with the Company’s request for acceleration of the above-referenced Registration Statement, the Company represents and acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, WHITNEY HOLDING CORPORATION
By:	/s/ Joseph S. Schwertz, Jr.
Joseph S. Schwertz, Jr.
Corporate Secretary